SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended February, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

5 February 2013

BP Fourth Quarter and Full Year 2012 Results

BP today announced its financial results for the fourth quarter and full year of 2012.  Underlying replacement cost profit, adjusted for non-operating items and fair value accounting effects, was $4.0 billion for the fourth quarter, compared to $5.0 billion for the same period in 2011. For the full year, underlying replacement cost profit was $17.6 billion compared to $21.7 billion in 2011.

Bob Dudley, BP Group Chief Executive, said: "We have moved past many milestones in 2012, repositioning BP through divestments and bringing on new projects. This lays a solid foundation for growth into the long term. Moving through 2013 we will deliver further operational milestones and remain on track for delivery of our ten-point strategic plan, including our target for operating cash flow growth, by 2014."

Operating cash flow in the fourth quarter of 2012 was $6.3 billion, and $20.4 billion for the full year compared to $22.2 billion in 2011. At the end of 2012, BP's net debt was $27.5 billion - down from $31.5 billion at the end of the third quarter - representing a gearing level of 18.7%, within BP's 10-20% target gearing range.

BP announced a quarterly dividend of 9 cents a share, to be paid in March.

In BP's upstream, underlying production of oil and gas, excluding TNK-BP, in 2012 was broadly flat with 2011, in line with guidance. Fourth quarter production, excluding TNK-BP, was 2.29 million barrels of oil equivalent a day (mmboe/d), 7% lower than in 4Q 2011, with the impact of divestments, production sharing agreement effects and natural field declines partially offset by new production from major projects.

BP's downstream delivered a record level of earnings for the year, and a fourth consecutive year of underlying profit growth. In the fourth quarter, despite the continued benefit of strong operations, the segment faced significantly lower refining margins than in the previous quarter. The planned outage at the Whiting refinery as part of the refinery's upgrade project also had an impact on the quarter's result.

Strategic progress

The sale of BP's interest in TNK-BP to Rosneft and related transactions expected to result in BP building a 19.75% stake in Rosneft were agreed in the quarter and are expected to complete, subject to regulatory approval, in the first half of 2013. Because BP's stake in TNK-BP became an asset held for sale following the initial agreement on October 22, the fourth quarter included only 21 days of underlying net income from TNK-BP.

During the quarter BP agreed the sale of non-core upstream assets in the North Sea and China, and of the Texas City refinery and related assets. Excluding the sale of its interest in TNK-BP, BP has now agreed divestments with a total value of $37.8 billion since 2010, effectively completing its major programme of portfolio simplification a year earlier than planned.

"We will continue to see the impact of this reshaping work in our reported results in 2013," said Dudley. "By 2014, I expect the underlying financial momentum to be strongly evident."

Underlying oil and gas production is expected to grow in 2013, with increasing production from new projects and reduced maintenance outage. Reported production in 2013 is expected to be lower than in 2012, with an impact from divestments of around 150,000boe/d. The actual outcome will depend on the exact timing of divestments, OPEC quotas and the impact of oil price on production sharing agreements.

Two major upstream projects began production in the fourth quarter, making a total of five new major projects brought online in 2012. The PSVM project on Block 31 offshore Angola, one of the largest subsea developments in the world, started production in early December and the Skarv field in the Norwegian Sea began production at the end of the quarter.

BP expects four new major upstream projects to begin production by the end of 2013 -- Angola LNG, North Rankin 2 in Australia, Na Kika 3 in the Gulf of Mexico, and the Chirag Oil project in Azerbaijan. A further six major projects are expected to come onstream through 2014. In addition, the major upgrade of the Whiting refinery in Indiana is expected to come online in the second half of 2013.

"We aim to be a focused oil and gas company, creating value by growing long-term sustainable free cash flow," said Dudley. "We will deliver this through safe and reliable operations, and through disciplined and paced capital investment into a portfolio rich in high-margin opportunities."

Organic capital expenditure is expected to be $24--$25 billion in 2013, up from $23 billion in 2012. As BP increases reinvestment in higher margin upstream projects and sustains levels of  access and exploration, gross organic capital expenditure is expected to be managed in the range of $24--$27 billion from 2014 to the end of the decade, together with $2--$3 billion of divestments a year on average.

BP continued to work through the legal proceedings in the US during 2012, completing payments into the Trust Fund, and agreeing settlements with the Plaintiffs' Steering Committee, criminal settlement with the US Department of Justice (DOJ) and settlement of civil claims against BP with the Securities and Exchange Commission (SEC). Primarily reflecting the criminal settlement agreement with the DOJ, BP took an additional $4.1 billion charge in the fourth quarter. The total cumulative net charge for the Gulf of Mexico incident at the end of the year was $42.2 billion.

BP remains prepared to settle the remaining civil claims but only on reasonable terms, and continues to prepare for the civil trial scheduled to start in late February.

Concluding, Bob Dudley said: "We are doing the work that needs to be done to be a safer, stronger company. We are steadily building the strong platform for growth in BP for the coming decade."

Further information:
BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

Cautionary Statement

This press release contains certain forward-looking statements with respect to the operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements generally, but not always, are identified by the use of words such as "will", "expected to", "is intended to", "projected" or similar expressions. In particular, these include certain statements regarding: expectations regarding the '10-point plan' and BP's strategy to 2014; the anticipated increase by more than 50% in operating cash flow by 2014; the expected quarterly dividend payment; BP's intentions to target the net debt ratio in the 10-20% range; the expected timing of the completion of the Rosneft transaction; prospects for financial momentum by 2014; the expected level of underlying oil and gas production in 2013; expectations regarding new projects and reduced maintenance outage in 2013; the expected level of reported production in 2013, and the expected impact of divestments thereon; expectations regarding the start-up of major upstream projects in 2013 and 2014; the expected timing of the completion of the major upgrade of the Whiting refinery; the expected level of per annum organic capital expenditure in 2013 and to the end of the decade; and the expected level of per annum divestments to the end of the decade.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the actions of regulators and the timing of the receipt of governmental and regulatory approvals; the timing of bringing new fields onstream; the timing of divestments; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed under "Principal risks and uncertainties" in our Stock Exchange Announcement for the period ended 30 June 2012 and under "Risk factors" in our Annual Report and Form 20-F 2011 as filed with the US Securities and Exchange Commission.

Statement of Assumptions - The operating cash flow projection for 2014 stated in this press release assumes an oil price of $100 per barrel and a Henry Hub gas price of $5/mmBtu in 2014. The projection has been adjusted to (i) remove TNK-BP dividends from 2011 operating cash flow and 2014 estimated operating cash flow; (ii) include BP's estimate of Rosneft dividends in 2014; and (iii) include in 2014 estimated operating cash flow the impact of payments in respect of the settlement of all criminal and securities claims with the U.S. government. The projection does not reflect any cash flows relating to other liabilities, contingent liabilities, settlements or contingent assets arising from the Gulf of Mexico oil spill which may or may not arise at that time.  As disclosed in the Stock Exchange Announcement, we are not today able to reliably estimate the amount or timing of a number of contingent liabilities.

-- ENDS --

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 05 February, 2013

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary